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Daryl Heald

Founder at Generosity Path

Chattanooga, Tennessee Area

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 Kore Alliance

 Westmont College

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 500+ connections

Daryl began his career as a commercial real estate broker in Atlanta, GA. In 1997 he joined the Maclellan Foundation serving on the executive committee and helping to lead its global grant-making strategy. Beginning in 2000, while at Maclellan, Daryl helped to launch several organizations: Gener...

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Experience



Co-Founder, Managing Director

Kore Alliance

2017 – Present · 2 yrs

Kore is an alliance of wealthy families and single-family offices around the world. We come together as families to share knowledge, opportunities, relationships and experiences. Family to Family.

Founder

Generosity Path

Jan 2000 – Present · 19 yrs 1 mo
Chattanooga, Tennessee

Under the leadership of the Maclellan Foundation, developed "Generosity Path." We share the message of biblical generosity with Christians around the world whom God has entrusted with much.

Director of Generosity

The Maclellan Foundation

Apr 1997 – Present · 21 yrs 10 mos
Chattanooga, Tennessee Area

Everything ultimately belongs to God, and it's our responsibility to be good stewards of our time, talents, and resources. We are church-centric and, therefore, strive first and foremost to honor God through excellence, integrity, and prayer. Secondly, we seek to collaborate with and leverage other like-minded individuals. Lastly, we aim to make a world-wide impact.

Education

Westmont College

Bachelor of Arts, Economics

1985 – 1987

 

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Skills & Endorsements

Nonprofits · 7

Barnabas M. and 6 connections have given endorsements for this skill

Leadership · 6

Barnabas M. and 5 connections have given endorsements for this skill

Fundraising · 4

Barnabas M. and 3 connections have given endorsements for this skill

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